08005917

RECEIVED
2008 NOV 18 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34825

14.11.2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Cenk Göksan
Investor Relations
Senior Vice President

Arbil Öztozlu
Investor Relations
Manager

PROCESSED
NOV 20 2008
THOMSON REUTERS

Enclosures;

1. September 30, 2008 Consolidated Financial Results (TRY)
2. September 30, 2008 Consolidated Financial Results (USD)
3. Earnings Presentation for 3Q 2008

dlw 11/18

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 4. Levent 34330 İstanbul
Tel: (0212) 385 55 55 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-1/2007 (37)

AKBANK T.A.Ş.

CONSOLIDATED BALANCE SHEETS AT 30 SEPTEMBER 2008 AND 31 DECEMBER 2007

(Amounts are expressed in thousands of YTL)

	ASSETS	Disc	CURRENT PERIOD (30/09/2008)			PRIOR PERIOD (31/12/2007)		
			TC	FC	Total	TC	FC	Total
I.	**CASH AND BALANCES WITH THE CENTRAL BANK OF TURKEY**	(I-a)	**4,854,214**	**2,730,195**	**7,584,409**	**402,714**	**2,359,742**	**2,762,456**
II.	**FINANCIAL ASSETS WHERE FAIR VALUE CHANGE IS REFLECTED TO IN**	(I-b)	**159,254**	**2,170,325**	**2,329,579**	**86,253**	**4,808,880**	**4,895,133**
2.1	Financial assets held for trading		119,484	2,124,033	2,243,517	51,853	4,761,998	4,813,851
2.1.1	Public sector debt securities		112,884	2,124,033	2,236,917	45,965	4,761,998	4,807,963
2.1.2	Securities representing a share in capital		4,800	-	4,800	4,637	-	4,637
2.1.3	Other marketable securities		1,800	-	1,800	1,251	-	1,251
2.2	Financial assets where fair value change is reflected to income statement		-	-	-	-	-	-
2.2.1	Public sector debt securities		-	-	-	-	-	-
2.2.2	Securities representing a share in capital		-	-	-	-	-	-
2.2.3	Other marketable securities		-	-	-	-	-	-
2.3	Derivative financial assets held for trading		39,770	46,292	86,062	34,400	46,882	81,282
III.	**BANKS**	(I-c)	**49,610**	**3,850,696**	**3,900,306**	**26,470**	**1,543,695**	**1,570,165**
IV.	**MONEY MARKET SECURITIES**		-	-	-	**2,547**	-	**2,547**
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements		-	-	-	2,547	-	2,547
V.	**FINANCIAL ASSETS AVAILABLE FOR SALE (Net)**	(I-d)	**17,811,340**	**4,932,331**	**22,743,671**	**16,765,191**	**4,217,440**	**20,982,631**
5.1	Securities representing a share in capital		6,721	110	6,831	6,721	110	6,831
5.2	Public sector debt securities		17,804,619	4,767,826	22,572,445	16,758,470	4,131,310	20,889,780
5.3	Other marketable securities		-	164,395	164,395	-	86,020	86,020
VI.	**LOANS**	(I-e)	**29,556,757**	**19,902,358**	**49,459,115**	**25,764,399**	**14,117,729**	**39,882,128**
6.1	Loans		29,556,757	19,902,358	49,459,115	25,764,399	14,117,729	39,882,128
6.1.1	Loans granted to the Bank's risk group	(VI)	289,484	625,159	914,643	267,057	668,453	935,510
6.1.2	Other		29,267,273	19,277,199	48,544,472	25,497,342	13,449,276	38,946,618
6.2	Loans under follow-up		817,307	23,963	841,270	961,981	45,647	1,007,628
6.3	Specific provisions (-)		817,307	23,963	841,270	961,981	45,647	1,007,628
VII.	**FACTORING RECEIVABLES**		-	-	-	-	-	-
VIII.	**INVESTMENTS HELD TO MATURITY (Net)**	(I-f)	-	-	-	-	-	-
8.1	Public sector debt securities		-	-	-	-	-	-
8.2	Other marketable securities		-	-	-	-	-	-
IX.	**INVESTMENTS AND ASSOCIATES (Net)**	(I-g)	-	-	-	-	-	-
9.1	Accounted with equity method		-	-	-	-	-	-
9.2	Non-consolidated investments and associates		-	-	-	-	-	-
9.2.1	Financial investments and associates		-	-	-	-	-	-
9.2.2	Non-financial investments and associates		-	-	-	-	-	-
X.	**SUBSIDIARIES (Net)**	(I-h)	**16,002**	**36**	**16,038**	**22,762**	**36**	**22,798**
10.1	Non-consolidated financial subsidiaries		16,002	36	16,038	22,762	36	22,798
10.2	Non-consolidated non-financial subsidiaries		-	-	-	-	-	-
XI.	**JOINT VENTURES (BUSINESS PARTNERS) (Net)**		-	-	-	-	-	-
11.1	Accounted with equity method		-	-	-	-	-	-
11.2	Non-consolidated joint ventures		-	-	-	-	-	-
11.2.1	Financial joint ventures		-	-	-	-	-	-
11.2.2	Non-financial joint ventures		-	-	-	-	-	-
XII.	**RECEIVABLES FROM LEASING TRANSACTIONS (Net)**	(I-i)	**185,106**	**657,947**	**843,053**	**209,186**	**440,310**	**649,496**
12.1	Finance lease receivables		234,064	771,335	1,005,399	267,601	500,480	768,081
12.2	Operational leasing receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		48,958	113,388	162,346	58,415	60,170	118,585
XIII.	**DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGING**	(I-j)	-	-	-	-	-	-
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	-	-	-	-	-
13.3	Hedges for investments made in foreign countries		-	-	-	-	-	-
XIV.	**PROPERTY AND EQUIPMENT (Net)**		**730,528**	**5,616**	**736,144**	**724,543**	**5,970**	**730,513**
XV.	**INTANGIBLE ASSETS [Net]**		**34,213**	**116**	**34,329**	**31,790**	**181**	**31,971**
15.1	Goodwill		-	-	-	-	-	-
15.2	Other		34,213	116	34,329	31,790	181	31,971
XVI.	**REAL ESTATES FOR INVESTMENT PURPOSE (Net)**	(I-k)	-	-	-	-	-	-
XVII.	**ASSETS FOR TAX**		**28,468**	**1,632**	**30,100**	**16,339**	**1,519**	**17,858**
17.1	Current assets for tax		-	-	-	-	-	-
17.2	Deferred assets for tax	(I-l)	28,468	1,632	30,100	16,339	1,519	17,858
XVIII.	**PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND HELD FROM TERMINATED OPERATIONS (Net)**	(I-m)	**3,712**	-	**3,712**	**3,650**	-	**3,650**
18.1	Held for sale purpose		3,712	-	3,712	3,650	-	3,650
18.2	Held from terminated operations		-	-	-	-	-	-
XIX.	**OTHER ASSETS**	(I-n)	**452,987**	**94,596**	**547,583**	**487,667**	**64,022**	**551,689**
	TOTAL ASSETS		**53,882,191**	**34,345,848**	**88,228,039**	**44,543,511**	**27,559,524**	**72,103,035**

(Yetkili İmza Kaşe)

AKBANK T.A.Ş.
CONSOLIDATED BALANCE SHEETS AT 30 SEPTEMBER 2008 AND 31 DECEMBER 2007
(Amounts are expressed in thousands of YTL)

	LIABILITIES	Disc.	CURRENT PERIOD (30/09/2008)			PRIOR PERIOD (31/12/2007)		
			TC	FC	Total	TC	FC	Total
I.	**DEPOSITS**	(II-a)	29,332,019	23,081,868	52,413,887	25,318,894	18,315,727	43,634,621
1.1	Deposits held by the Bank's risk group	(VI)	994,891	1,450,301	2,445,192	802,568	1,013,674	1,816,242
1.2	Other		28,337,128	21,631,567	49,968,695	24,516,326	17,302,053	41,818,379
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	(II-b)	55,252	66,687	121,939	56,840	48,751	105,591
III.	**FUNDS BORROWED**	(II-c)	172,676	12,082,833	12,255,509	174,727	9,316,394	9,491,121
IV.	**INTERBANK MONEY MARKET**		8,976,794	457,420	9,434,214	4,439,577	498,125	4,937,702
4.1	Interbank money market payables		151,089	-	151,089	25,012	129,011	154,023
4.2	Istanbul Stock Exchange money market payables		-	-	-	-	-	-
4.3	Funds provided under repurchase agreements		8,825,705	457,420	9,283,125	4,414,565	369,114	4,783,679
V.	**MARKETABLE SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
6.1	Borrower funds		-	-	-	-	-	-
6.2	Other		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		1,078,941	28,552	1,107,493	935,032	21,044	956,076
VIII.	**OTHER EXTERNAL RESOURCES**	(II-d)	289,201	305,401	594,602	1,373,297	114,020	1,487,317
IX.	**FACTORING PAYABLES**		-	-	-	-	-	-
X.	**LEASING TRANSACTONS PAYABLES**	(II-e)	-	-	-	-	-	-
10.1	Finance leasing payables		-	-	-	-	-	-
10.2	Operational leasing payables		-	-	-	-	-	-
10.3	Other		-	-	-	-	-	-
10.4	Deferred finance leasing expenses (-)		-	-	-	-	-	-
XI.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR HEDGING**	(II-f)	-	-	-	-	-	-
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	-	-	-	-	-
11.3	Hedges for investments made in foreign countries		-	-	-	-	-	-
XII.	**PROVISIONS**	(II-g)	457,704	206,640	664,344	409,213	115,208	524,421
12.1	General provisions		241,230	191,914	433,144	187,190	106,435	293,625
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserves for employee benefit		67,290	-	67,290	63,383	-	63,383
12.4	Insurance technical reserves (Net)		-	-	-	-	-	-
12.5	Other provisions		149,184	14,726	163,910	158,640	8,773	167,413
XIII.	**LIABILITIES FOR TAX**	(II-h)	348,908	58,839	407,747	285,134	48,598	333,732
13.1	Current - Liabilities for tax		348,908	10,721	359,629	285,134	8,854	293,988
13.2	Deferred - Liabilities for tax		-	48,118	48,118	-	39,744	39,744
XIV.	**LIABILITIES FOR PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND HELD FROM TERMINATED OPERATIONS**		-	-	-	-	-	-
14.1	Held for sale purpose		-	-	-	-	-	-
14.2	Held from terminated operations		-	-	-	-	-	-
XV.	**SUBORDINATED LOANS**		-	-	-	-	-	-
XVI.	**SHAREHOLDERS' EQUITY**	(II-i)	11,292,248	(63,944)	11,228,304	10,658,724	(26,270)	10,632,454
16.1	Paid-in capital		3,000,000	-	3,000,000	3,000,000	-	3,000,000
16.2	Supplementary capital		3,603,989	(63,944)	3,540,045	3,813,171	(26,270)	3,786,901
16.2.1	Share premium		1,700,000	-	1,700,000	1,700,000	-	1,700,000
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Valuation changes of marketable securities	(II-i)	8,945	(63,944)	(54,999)	207,279	(26,270)	181,009
16.2.4	Revaluation changes of property and equipment		8,025	-	8,025	-	-	-
16.2.5	Revaluation changes of intangible assets		-	-	-	-	-	-
16.2.6	Revaluation changes of real estates for investment purpose		-	-	-	-	-	-
16.2.7	Free shares from investment and associates, subsidiaries and joint ventures (business partners)		-	-	-	-	-	-
16.2.8	Hedging funds (Active part)		(18,873)	-	(18,873)	-	-	-
16.2.9	Value increase in property and equipment held for sale purpose and held from terminated operations		-	-	-	-	-	-
16.2.10	Other capital reserves		1,905,892	-	1,905,892	1,905,892	-	1,905,892
16.3	Profit reserves		3,126,969	-	3,126,969	1,821,178	-	1,821,178
16.3.1	Legal reserves		685,762	-	685,762	526,433	-	526,433
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		2,432,640	-	2,432,640	1,310,787	-	1,310,787
16.3.4	Other profit reserves		8,567	-	8,567	(16,042)	-	(16,042)
16.4	Profit or loss		1,561,065	-	1,561,065	2,024,136	-	2,024,136
16.4.1	Prior year income/loss		14,418	-	14,418	(16,524)	-	(16,524)
16.4.2	Current year income/loss		1,546,647	-	1,546,647	2,040,660	-	2,040,660
16.5	Minority share		225	-	225	239	-	239
	TOTAL LIABILITIES		52,003,743	36,224,296	88,228,039	43,651,438	28,451,597	72,103,035

AKBANK T.A.Ş.
CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED 30 SEPTEMBER 2008 AND 30 SEPTEMBER 2007

(Amounts are expressed in thousands of YTL)

	INCOME and EXPENSES	Disc.	CURRENT PERIOD (01/01-30/09/2008)	PREVIOUS PERIOD (01/01-30/09/2007)
I.	INTEREST INCOME	(III-a)	7,355,728	6,436,536
1.1	Interest on loans	(III-a-1)	4,558,975	3,912,761
1.2	Interest received from reserve deposits		14,770	22,383
1.3	Interest received from banks	(III-a-2)	220,953	223,065
1.4	Interest received from money market transactions		7,410	13,927
1.5	Interest received from marketable securities portfolio	(III-a-3)	2,443,022	2,190,856
1.5.1	Financial assets held for trading		143,322	329,817
1.5.2	Financial assets where value change is reflected to income statement		-	-
1.5.3	Financial assets available for sale		2,299,700	1,861,039
1.5.4	Investments held to maturity		-	-
1.6	Finance lease income		61,766	53,071
1.7	Other interest income		48,832	20,473
II.	INTEREST EXPENSES	(III-b)	4,582,185	4,014,260
2.1	Interest on deposits	(III-b-3)	3,497,488	3,001,831
2.2	Interest on funds borrowed	(III-b-1)	412,565	435,836
2.3	Interest on money market transactions		649,700	561,348
2.4	Interest on securities issued		-	-
2.5	Other interest expenses		22,432	15,245
III.	NET INTEREST INCOME/EXPENSES (I - II)		2,773,543	2,422,276
IV.	NET FEES AND COMMISSIONS INCOME/EXPENSES		837,445	718,717
4.1	Fees and commissions received		1,015,749	884,909
4.1.1	Non-cash loans		36,969	34,830
4.1.2	Other		978,780	850,079
4.2	Fees and commissions paid		178,304	166,192
4.2.1	Non-cash loans		367	96
4.2.2	Other		177,937	166,096
V.	DIVIDEND INCOME		12,269	11,434
VI.	TRADING PROFIT/LOSS (Net)	(III-c)	76,496	124,254
6.1	Profit/loss on trading account securities		(96,553)	4,372
6.2	Foreign exchange profit/loss		173,049	119,882
VII.	OTHER OPERATING INCOME	(III-d)	696,483	475,605
VIII.	TOTAL OPERATING INCOME/EXPENSES (III+IV+V+VI+VII)		4,396,236	3,752,286
IX.	PROVISION FOR LOAN OR OTHER RECEIVABLES LOSSES (-)	(III-e)	840,867	505,488
X.	OTHER OPERATING EXPENSES (-)	(III-f)	1,645,363	1,281,651
XI.	NET OPERATING PROFIT/LOSS (VIII-IX-X)		1,910,006	1,965,147
XII.	SURPLUS WRITTEN AS GAIN AFTER MERGER		-	-
XIII.	PROFIT/LOSS FROM EQUITY METHOD APPLIED SUBSIDIARIES		-	-
XIV.	NET MONETARY POSITION GAIN/LOSS		-	-
XV.	PROFIT/LOSS BEFORE TAXES FROM CONTINUING OPERATIONS (XI+...+XIV)		1,910,006	1,965,147
XVI.	PROVISION FOR TAXES ON INCOME FROM CONTINUING OPERATIONS (±)	(III-h)	363,337	349,176
16.1	Current tax provision		369,157	364,055
16.2	Deferred tax provision		(5,820)	(14,879)
XVII.	NET PROFIT/LOSS FROM CONTINUING OPERATIONS (XV±XVI)		1,546,669	1,615,971
XVIII.	INCOME FROM TERMINATED OPERATIONS		-	-
18.1	Property and equipment income held for sale		-	-
18.2	Sale profits from associates, subsidiaries and joint ventures (business partners)		-	-
18.3	Other income from terminated operations		-	-
XIX.	EXPENSES FROM TERMINATED OPERATIONS (-)		-	-
19.1	Property and equipment expense held for sale		-	-
19.2	Sale losses from associates, subsidiaries and joint ventures (business partners)		-	-
19.3	Other expenses from terminated operations		-	-
XX.	PROFIT/LOSS BEFORE TAXES FROM TERMINATED OPERATIONS (XVIII-XIX)		-	-
XXI.	PROVISION FOR TAXES ON INCOME FROM TERMINATED OPERATIONS (±)		-	-
21.1	Current tax provision		-	-
21.2	Deferred tax provision		-	-
XXII.	NET PROFIT/LOSS FROM TERMINATED OPERATIONS (XX±XXI)		-	-
XXIII.	NET PROFIT/LOSSES (XVII+XXII)	(III-i)	1,546,669	1,615,971
23.1	Group's profit/loss		1,546,647	1,616,202
23.2	Minority shares	(III-g)	22	(231)
	Earnings/Losses per share		0.00516	0.00539

(Yetkili İmza Kaşe)

AKBANK T.A.Ş.
CONSOLIDATED BALANCE SHEETS AT 30 SEPTEMBER 2008 AND 31 DECEMBER 2007
(Amounts are expressed in millions of USD)

	ASSETS	CURRENT PERIOD (30/09/2008)			PRIOR PERIOD (31/12/2007)		
		TC	FC	Total	TC	FC	Total
I.	I. CASH AND BALANCES WITH THE CENTRAL BANK OF TURKEY	3,899	2,193	6,092	347	2,036	2,383
II.	II. FINANCIAL ASSETS WHERE FAIR VALUE CHANGE IS REFLECTED TO	128	1,743	1,871	75	4,147	4,222
2.1	2.1.Financial assets held for trading	96	1,706	1,802	45	4,107	4,152
2.1.1	2.1.1.Public sector debt securities	91	1,706	1,797	40	4,107	4,147
2.1.2	2.1.2.Securities representing a share in capital	4	-	4	4	-	4
2.1.3	2.1.3.Other marketable securities	1	-	1	1	-	1
2.2	2.2.Financial assets where fair value change is reflected to income statement	-	-	-	-	-	-
2.2.1	2.2.1.Public sector debt securities	-	-	-	-	-	-
2.2.2	2.2.2.Securities representing a share in capital	-	-	-	-	-	-
2.2.3	2.2.3.Other marketable securities	-	-	-	-	-	-
2.3	2.3.Derivative financial assets held for trading	32	37	69	30	40	70
III.	III. BANKS	40	3,093	3,133	23	1,332	1,355
IV.	IV. MONEY MARKET SECURITIES	-	-	-	2	-	2
4.1	4.1.Interbank money market placements	-	-	-	-	-	-
4.2	4.2.Istanbul Stock Exchange money market placements	-	-	-	-	-	-
4.3	4.3.Receivables from reverse repurchase agreements	-	-	-	2	-	2
V.	V. FINANCIAL ASSETS AVAILABLE FOR SALE (Net)	14,305	3,962	18,267	14,461	3,638	18,099
5.1	5.1.Securities representing a share in capital	5	-	5	6	-	6
5.2	5.2.Public sector debt securities	14,300	3,830	18,130	14,455	3,564	18,019
5.3	5.3.Other marketable securities	-	132	132	-	74	74
VI.	VI. LOANS	23,741	15,986	39,727	22,224	12,178	34,402
6.1	6.1.Loans	23,741	15,986	39,727	22,224	12,178	34,402
6.1.1	6.1.1.Loans granted to the Bank's risk group	233	502	735	230	577	807
6.1.2	6.1.2.Other	23,508	15,484	38,992	21,994	11,601	33,595
6.2	6.2.Loans under follow-up	656	19	675	830	39	869
6.3	6.3.Specific provisions (-)	656	19	675	830	39	869
VII.	VII. FACTORING RECEIVABLES	-	-	-	-	-	-
VIII.	VIII. INVESTMENTS HELD TO MATURITY (Net)	-	-	-	-	-	-
8.1	8.1.Public sector debt securities	-	-	-	-	-	-
8.2	8.2.Other marketable securities	-	-	-	-	-	-
IX.	IX. INVESTMENTS AND ASSOCIATES (Net)	-	-	-	-	-	-
9.1	9.1.Accounted with equity method	-	-	-	-	-	-
9.2	9.2.Non-consolidated investments and associates	-	-	-	-	-	-
9.2.1	9.2.1.Financial investments and associates	-	-	-	-	-	-
9.2.2	9.2.2.Non-financial investments and associates	-	-	-	-	-	-
X.	X. SUBSIDIARIES (Net)	13	-	13	20	-	20
10.1	10.1.Non-consolidated financial subsidiaries	13	-	13	20	-	20
10.2	10.2.Non-consolidated non-financial subsidiaries	-	-	-	-	-	-
XI.	XI. JOINT VENTURES (BUSINESS PARTNERS) (Net)	-	-	-	-	-	-
11.1	11.1.Accounted with equity method	-	-	-	-	-	-
11.2	11.2.Non-consolidated joint ventures	-	-	-	-	-	-
11.2.1	11.2.1.Financial joint ventures	-	-	-	-	-	-
11.2.2	11.2.2.Non-financial joint ventures	-	-	-	-	-	-
XII.	XII. RECEIVABLES FROM LEASING TRANSACTIONS (Net)	149	528	677	180	380	560
12.1	12.1.Finance lease receivables	188	619	807	230	432	662
12.2	12.2 Operational leasing receivables	-	-	-	-	-	-
12.3	12.3.Others	-	-	-	-	-	-
12.4	12.4.Unearned income (-)	39	91	130	50	52	102
XIII.	XIII. DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGING	-	-	-	-	-	-
13.1	13.1.Fair value hedges	-	-	-	-	-	-
13.2	13.2 Cash flow hedges	-	-	-	-	-	-
13.3	13.3.Hedges for investments made in foreign countries	-	-	-	-	-	-
XIV.	XIV. PROPERTY AND EQUIPMENT (Net)	587	5	592	626	5	631
XV.	XV. INTANGIBLE ASSETS (Net)	27	-	27	27	-	27
15.1	15.1.Goodwill	-	-	-	-	-	-
15.2	15.2.Other	27	-	27	27	-	27
XVI.	XVI. REAL ESTATES FOR INVESTMENT PURPOSE (Net)	-	-	-	-	-	-
XVII.	XVII. ASSETS FOR TAX	23	1	24	14	1	15
17.1	17.1.Current assets for tax	-	-	-	-	-	-
17.2	17.2.Deferred assets for tax	23	1	24	14	1	15
XVIII.	XVIII. PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND HELD FROM TERMINATED OPERATIONS (Net)	3	-	3	3	-	3
18.1	18.1.Held for sale purpose	3	-	3	3	-	3
18.2	18.2.Held from terminated operations	-	-	-	-	-	-
XIX.	XIX. OTHER ASSETS	364	76	440	421	55	476
	TOTAL ASSETS	43,279	27,587	70,866	38,423	23,772	62,195

AKBANK T.A.Ş.
CONSOLIDATED BALANCE SHEETS AT 30 SEPTEMBER 2008 AND 31 DECEMBER 2007
(Amounts are expressed in millions of USD)

	LIABILITIES	CURRENT PERIOD (30/09/2008)			PRIOR PERIOD (31/12/2007)		
		TC	FC	Total	TC	FC	Total
I.	**I. DEPOSITS**	**23,559**	**18,540**	**42,099**	**21,839**	**15,800**	**37,639**
1.1	1.1.Deposits held by the Bank's risk group	799	1,165	1,964	692	874	1,566
1.2	1.2 Other	22,760	17,375	40,135	21,147	14,926	36,073
II.	**II. DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	**44**	**54**	**98**	**49**	**42**	**91**
III.	**III. FUNDS BORROWED**	**139**	**9,705**	**9,844**	**151**	**8,036**	**8,187**
IV.	**IV. INTERBANK MONEY MARKET**	**7,210**	**367**	**7,577**	**3,830**	**429**	**4,259**
4.1	4.1.Interbank money market payables	121	-	121	22	111	133
4.2	4.2.Istanbul Stock Exchange money market payables	-	-	-	-	-	-
4.3	4.3.Funds provided under repurchase agreements	7,089	367	7,456	3,808	318	4,126
V.	**V. MARKETABLE SECURITIES ISSUED (Net)**	-	-	-	-	-	-
5.1	5.1.Bills	-	-	-	-	-	-
5.2	5.2.Asset backed securities	-	-	-	-	-	-
5.3	5.3.Bonds	-	-	-	-	-	-
VI.	**VI. FUNDS**	-	-	-	-	-	-
6.1	6.1.Borrower funds	-	-	-	-	-	-
6.2	6.2 Other	-	-	-	-	-	-
VII.	**VII. MISCELLANEOUS PAYABLES**	**867**	**23**	**890**	**807**	**18**	**825**
VIII.	**VIII. OTHER EXTERNAL RESOURCES**	**233**	**245**	**478**	**1,185**	**98**	**1,283**
IX.	**IX. FACTORING PAYABLES**	-	-	-	-	-	-
X.	**X. LEASING TRANSACTONS PAYABLES**	-	-	-	-	-	-
10.1	10.1.Finance leasing payables	-	-	-	-	-	-
10.2	10.2.Operational leasing payables	-	-	-	-	-	-
10.3	10.3.Other	-	-	-	-	-	-
10.4	10.4.Deferred finance leasing expenses (-)	-	-	-	-	-	-
XI.	**XI. DERIVATIVE FINANCIAL LIABILITIES HELD FOR HEDGING**	-	-	-	-	-	-
11.1	11.1.Fair value hedges	-	-	-	-	-	-
11.2	11.2.Cash flow hedges	-	-	-	-	-	-
11.3	11.3.Hedges for investments made in foreign countries	-	-	-	-	-	-
XII.	**XII. PROVISIONS**	**368**	**165**	**533**	**352**	**100**	**452**
12.1	12.1.General provisions	194	153	347	161	92	253
12.2	12.2 Restructuring reserves	-	-	-	-	-	-
12.3	12.3 Reserves for employee benefit	54	-	54	55	-	55
12.4	12.4 Insurance technical reserves (Net)	-	-	-	-	-	-
12.5	12.5.Other provisions	120	12	132	136	8	144
XIII.	**XIII. LIABILITIES FOR TAX**	**280**	**48**	**328**	**246**	**42**	**288**
13.1	13.1.Current - Liabilities for tax	280	9	289	246	8	254
13.2	13.2 Deferred - Liabilities for tax	-	39	39	-	34	34
XIV.	**XIV. LIABILITIES FOR PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND HELD FROM TERMINATED OPERATIONS**	-	-	-	-	-	-
14.1	14.1.Held for sale purpose	-	-	-	-	-	-
14.2	14.2 Held from terminated operations	-	-	-	-	-	-
XV.	**XV. SUBORDINATED LOANS**	-	-	-	-	-	-
XVI.	**XVI. SHAREHOLDERS' EQUITY**	**9,070**	**(51)**	**9,019**	**9,194**	**(23)**	**9,171**
16.1	16.1.Paid-in capital	2,410	-	2,410	2,588	-	2,588
16.2	16.2 Supplementary capital	2,894	(51)	2,843	3,289	(23)	3,266
16.2.1	16.2.1.Share premium	1,365	-	1,365	1,466	-	1,466
16.2.2	16.2.2.Share cancellation profits	-	-	-	-	-	-
16.2.3	16.2.3.Valuation changes of marketable securities	7	(51)	(44)	179	(23)	156
16.2.4	16.2.4 Revaluation changes of property and equipment	6	-	6	-	-	-
16.2.5	16.2.5.Revaluation changes of intangible assets	-	-	-	-	-	-
16.2.6	16.2.6 Revaluation changes of real estates for investment purpose	-	-	-	-	-	-
16.2.7	16.2.7.Free shares from investment and associates, subsidiaries and joint ventures (business partners)	-	-	-	-	-	-
16.2.8	16.2.8 Hedging funds (Active part)	(15)	-	(15)	-	-	-
16.2.9	16.2.9.Value increase in property and equipment held for sale purpose and held from terminated operations	-	-	-	-	-	-
16.2.10	16.2.10 Other capital reserves	1,531	-	1,531	1,644	-	1,644
16.3	16.3.Profit reserves	2,512	-	2,512	1,571	-	1,571
16.3.1	16.3.1.Legal reserves	551	-	551	454	-	454
16.3.2	16.3.2.Status reserves	-	-	-	-	-	-
16.3.3	16.3.3.Extraordinary reserves	1,954	-	1,954	1,131	-	1,131
16.3.4	16.3.4.Other profit reserves	7	-	7	(14)	-	(14)
16.4	16.4. Profit or loss	1,254	-	1,254	1,746	-	1,746
16.4.1	16.4.1.Prior year income/loss	12	-	12	(14)	-	(14)
16.4.2	16.4.2 Current year income/loss	1,242	-	1,242	1,760	-	1,760
16.5	16.5.Minority share	-	-	-	-	-	-
	TOTAL LIABILITIES	41,770	29,096	70,866	37,653	24,542	62,195

(Yetkili İmza Kaşe)

AKBANK T.A.Ş.
CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED 30 SEPTEMBER 2008 AND 30 SEPTEMBER 2007
(Amounts are expressed in millions of USD)

	INCOME STATEMENT	CURRENT PERIOD (01/01-30/09/2008)	PRIOR PERIOD (01/01-30/09/2007)
I.	**I. INTEREST INCOME**	**5,908**	**5,342**
1.1	1.1.Interest on loans	3,662	3,247
1.2	1.2.Interest received from reserve deposits	12	19
1.3	1.3.Interest received from banks	177	185
1.4	1.4.Interest received from money market transactions	6	12
1.5	1.5.Interest received from marketable securities portfolio	1,962	1,818
1.5.1	1.5.1.Financial assets held for trading	115	274
1.5.2	1.5.2.Financial assets where value change is reflected to income statement	-	-
1.5.3	1.5.3.Financial assets available for sale	1,847	1,544
1.5.4	1.5.4.Investments held to maturity	-	-
1.6	1.6.Finance lease income	50	44
1.7	1.7.Other interest income	39	17
II.	**II. INTEREST EXPENSES**	**3,680**	**3,332**
2.1	2.1.Interest on deposits	2,809	2,491
2.2	2.2.Interest on funds borrowed	331	362
2.3	2.3.Interest on money market transactions	522	466
2.4	2.4.Interest on securities issued	-	-
2.5	2.5.Other interest expenses	18	13
III.	**III. NET INTEREST INCOME/EXPENSES (I - II)**	**2,228**	**2,010**
IV.	**IV. NET FEES AND COMMISSIONS INCOME/EXPENSES**	**673**	**597**
4.1	4.1.Fees and commissions received	816	735
4.1.1	4.1.1.Non-cash loans	30	29
4.1.2	4.1.2.Other	786	706
4.2	4.2.Fees and commissions paid	143	138
4.2.1	4.2.1.Non-cash loans	-	-
4.2.2	4.2.2.Other	143	138
V.	**V. DIVIDEND INCOME**	**10**	**9**
VI.	**VI. TRADING PROFIT/LOSS (Net)**	**61**	**104**
6.1	6.1.Profit/loss on trading account securities	(78)	4
6.2	6.2.Foreign exchange profit/loss	139	100
VII.	**VII. OTHER OPERATING INCOME**	**559**	**395**
VIII.	**VIII. TOTAL OPERATING INCOME/EXPENSES (III+IV+V+VI+VII)**	**3,531**	**3,115**
IX.	**IX. PROVISION FOR LOAN OR OTHER RECEIVABLES LOSSES (-)**	**675**	**420**
X.	**X. OTHER OPERATING EXPENSES (-)**	**1,322**	**1,064**
XI.	**XI. NET OPERATING PROFIT/LOSS (VIII-IX-X)**	**1,534**	**1,631**
XII.	**XII. SURPLUS WRITTEN AS GAIN AFTER MERGER**	-	-
XIII.	**XIII. PROFIT/LOSS FROM EQUITY METHOD APPLIED SUBSIDIARIES**	-	-
XIV.	**XIV. NET MONETORY POSITION GAIN/LOSS**	-	-
XV.	**XV. PROFIT/LOSS BEFORE TAXES FROM CONTINUING OPERATIONS (XI+...+XIV)**	**1,534**	**1,631**
XVI.	**XVI. PROVISION FOR TAXES ON INCOME FROM CONTINUING OPERATIONS (±)**	**292**	**290**
16.1	16.1.Current tax provision	297	302
16.2	16.2.Deferred tax provision	(5)	(12)
XVII.	**XVII. NET PROFIT/LOSS FROM CONTINUING OPERATIONS (XV±XVI)**	**1,242**	**1,341**
XVIII.	**XVIII. INCOME FROM TERMINATED OPERATIONS**	-	-
18.1	18.1.Property and equipment income held for sale	-	-
18.2	18.2. Sale profits from associates, subsidiaries and joint ventures (business partners)	-	-
18.3	18.3.Other income from terminated operations	-	-
XIX.	**XIX.EXPENSES FROM TERMINATED OPERATIONS (-)**	-	-
19.1	19.1.Property and equipment expense held for sale	-	-
19.2	19.2. Sale losses from associates, subsidiaries and joint ventures (business partners)	-	-
19.3	19.3.Other expenses from terminated operations	-	-
XX.	**XX. PROFIT/LOSS BEFORE TAXES FROM TERMINATED OPERATIONS (XVIII-XIX)**	-	-
XXI.	**XXI. PROVISION FOR TAXES ON INCOME FROM TERMINATED OPERATIONS (±)**	-	-
21.1	21.1.Current tax provision	-	-
21.2	21.2.Deferred tax provision	-	-
XXII.	**XXII. NET PROFIT/LOSS FROM TERMINATED OPERATIONS (XX±XXI)**	-	-
XXIII.	**XXIII. NET PROFIT/LOSSES (XVII+XXII)**	**1,242**	**1,341**
23.1	**23.1.Group's profit/loss**	**1,242**	**1,341**
23.2	23.2.Minority shares	-	-
	Earnings/Losses per share		

3Q08 Consolidated Financial Results

November 2008

AKBANK

We support our strategy with strong risk management

- Proven risk management track record
- A robust capital structure and high capital adequacy ratio of 16,5%
- Well diversified deposit base (deposits from individuals make up 70% of total deposits)
- 94% loans to deposits ratio
- Sufficient liquidity to repay upcoming wholesale funding requirements
- Asset quality has been a key focus area, NPL ratio of 1.7%
- The highest credit ratings given to a bank in Turkey

Highlights

- Total assets increased 22.4% y-t-d
- Growth in loan portfolio is 24% y-t-d vs. 27.6% in sector loans
- Growth in deposits is 20% y-t-d vs. 18% growth in sector deposits
- Net interest income growth was 15%
- Net commission income grew 17%
- Net profit reached TRY 1,547mn (USD 1,242mn), ROAE of 19.2%

Highlights

Total Assets (TRY billion)


72.1
85.2
88.2
2007
June'08
Sept.'08

Loans (TRY billion)


13.6
13.7
13.0
39.9
49.2
49.5
2007
June'08
Sept.'08
Volume (TRY Billion)
Market share*

Deposits (TRY billion)


11.7
11.7
11.7
43.6
50.8
52.4
2007
June'08
Sept.'08
Volume (TRY Billion)
Market share*

Net Profit (TRY million)


281
1,335
211
1,336
Tax credit, tax penalties
Sept.'07
Sept.'08

* Market shares are according to bank only figures due to unavailability of consolidated sector data

Financial ratios

Balance sheet performance	2007	3Q08
Loans / Total Assets	55.3%	56.1%
Securities /Total Assets	35.9%	28.4%
Loans / Deposits	91.4%	94.4%
Deposits / Total Assets	60.5%	59.4%
NPL	2.5%	1.7%
NPL cost for the period	1.4%	1.1%
Capital Adequacy Ratio (Basel I)	18.0%	16.5%

Profitability

Profitability performance (TRY mn.)	3Q07	3Q08	change
Interest on loans	3,913	4,559	16.5%
Interest on securities	2,191	2,443	11.5%
Net interest income	2,422	2,774	14.5%
Net fee income	719	837	16.5%
Operating cost	1,282	1,645	28.4%
Net income	1,616	1,547	0.1%*
ROAA (%)	3.3%	2.5%	
ROAE (%)	23.9%	19.2%	

* Excluding tax credit and penalties of net TRY 211mn for 3Q08 and TRY281mn for 3Q07

Yields & Cost of Funding

Average Yields & Cost of Funds*

	TL Assets				FX Assets			
	4Q07	**1Q08**	**2Q08**	**3Q08**	**4Q07**	**1Q08**	**2Q08**	**3Q08**
Average Interest Yield on Loans	24.7%	23.1%	22.5%	22.9%	6.6%	6.3%	6.0%	5.7%
Average Interest Yield on Sec.	19.2%	18.8%	18.7%	19.4%	6.9%	6.5%	5.9%	5.6%
Average Cost of Funding	16.1%	15.4%	16.1%	17.0%	4.3%	4.0%	3.6%	4.0%

	YE07	1Q08	1H08	3Q08
NIM	5.3%	5.1%	5.0%	4.7%

* All rates are compounded and annualized

Net fees and commissions

Net Fees & Commissions (TRY mn.)



17% yo-y
719
837
Sept.'07
Sept.'08

Fees and commissions revenue contribution



Money transfer fees
3%
Asset management fees
11%
Non-cash loans
4%
Consumer loan related
10%
15%
Other
26%
Merchant commissions
32%
Credit cards commissions

- Net fee and commission income growth is mainly due to the growth in credit card, mutual funds and consumer loan related commissions

Operating costs

Composition of operating costs (TRY mn.)



515
561
569
211
53
96
137
18
207
71
119
146
18
219
81
131
120
18
1Q08
2Q08
3Q08
Employee costs
Rent, repair & maintenance, amortisation
Marketing and advertisement
Other*
SDIF premium

* Other costs include sundry taxes and duties, tax penalties, heating, lighting etc.

- Network & sales force growth and marketing expenses have increased operating costs

Based on consolidated figures

Efficiency ratios

Operating expense/average assets (%)


3.0
2.8
2.6
2.6
2005
2006
2007
Sept.'08

Cost/income (%)


39.1
45.2
41.6
45.9
2005
2006
2007
Sept.'08*

* After the adjustment of tax credit and penalties of net TRY 211mn

- Having already made major infrastructure and branch investments; in 2009, cost growth will be limited

Based on consolidated figures

A well differentiated branch expansion

	2007	Current position
Retail branches	637	725
Credit Express	16	42
Corporate	6	6
Commercial	46	45
Private	7	7
Sub- total	**712**	**825**
In-store branches	0	17
Total	**712**	**842**

- Akbank with it's 15,800 employees and 842 branches spans throughout Turkey

Intentional reduction in small business loans

Breakdown of Loans



34%
15%
19%
32%
37%
18%
16%
29%
37%
18%
15%
30%
2007
June'08
Sept'08
Corporate
Commercial
Small Business
Consumer

Change y-t-d

	%	TRY bn.
Corporate	48%	5.7
Commercial	39%	2.5
Small Business	-5%	-0.3
Consumer	17%	2.2

- Reduction in small business loans is a result of tightened credit policies for this segment
- Portfolio mix changed to increase shares of corporate and commercial segments

AKBANK

Retail Banking - consumer loans


Personal


Consumer Loans[1] (TRY mn.)
17%y-t-d
8,764
9,254
9,972
10,237
4,029
1,341
3,394
4,317
1,291
3,646
4,778
1,297
3,897
4,811
1,246
4,180
2007
March'08
June'08
Sept.'08
General purpose
Auto loans
Mortgage


Spreads of Consumer Loans
2.8
2.4
Dec'07
Sept'08

- Growth in general purpose and mortgage loans are 23.2% and 19.4% respectively
- Akbank's market shares in auto loans, mortgage loans, general purpose loans and total consumer loans are 21.0%, 12.6%, 10.7%, 12.3% respectively
- Average loan per customer is TRY 79,000 in mortgages, TRY 25,000 in auto loans and TRY 6,700 in general purpose loans
- NPL ratio is 1.7%, NPL cost for the period is 0.9%

[1] Numbers represent direct lending to individuals, excluding credit cards



Personal

Retail Banking - credit cards

Credit Card Loans



14.7
14.3
14.3
14.4
3,830
3,897
4,298
4,538
2007
Mar-08
Jun-08
Sept.'08

Spreads of Credit Cards



14.1
10.2
Dec'07
Sept'08

Credit Cards Quarterly Issuing Volume



14.4%
14.2%
14.1%
14.0%
5,173
5,161
5,922
6,280
4Q07
1Q08
2Q08
3Q08
Volume (TRY mn.)
Market shares

- 18.5% growth in credit card loans y-t-d
- NPL ratio is 3.2%, NPL cost for the period is 1.9%
- Fall in spread mainly related to the fall in benchmark credit card interest rate

Retail Banking - small business

Small Business Loans[1] (TRY mn.)


-5% y-t-d
7,568
7,442
7,833
7,224
2007
March'08
June'08
Sept'08

Excluding accrued interest

- Continues to provide the highest spread after credit cards
- Developed new loan approval processes to be better off in SME business
- Average loan per customer is TRY 110,000
- Cross-sell ratio is 3.5x
- NPL ratio is 5.2%, NPL cost for the period is 4.3%

Spreads of Small Business Loans


8.9
8.6
Dec'07
Sept'08

[1] Small business loans given to companies with sales turnover <TRY 10 mn are granted by the retail banking unit

Commercial Banking

Commercial Loans[1]


11% y-t-d
47% y-t-d
2.54
2.40
2.99
2.83
3.31
3.95
4.60
4.86
2007 Mar08 Jun08 Sept08
2007 Mar08 Jun08 Sept08

TL cash loans
(TRY bn.)
Excluding accrued interest

FX cash loans
(USD bn.)

- 45 commercial banking centers
- Cross sell ratio is 3.7x
- NPL ratio is 1.0%, NPL cost for the period is 0.4%

Spreads of Commercial Loans


3.4
3.1
Dec'07
Sept'08

[1] Medium size companies with sales turnover btw. TRY 10-85 mn are serviced through our commercial banking unit

Corporate Banking


Corporate Banking (TRY mn.)
63% y-t-d
34% y-t-d
2.52
2.66
4.37
4.10
8.11
9.73
10.69
10.88
2007 March08 June08 Sept08
2007 March08 June08 Sept08
TL cash loans
(TRY bn.)
Excluding accrued interest
FX cash loans
(USD bn.)

- Investment and acquisition financing supports growth in corporate loans
- Cross-sell ratio is 3.5x
- NPL ratio is 0%, NPL cost for the period is 0%

Private Banking

Private Banking Assets (USD mn.)


40% y-t-d
8,283
8,620
9,660
11,628
2007
Mar-08
Jun-08
Sep-08

- Top quality investment advisory service
- Cross-sell ratio in private banking is 3.5x
- Euromoney selected Akbank Private Banking once again as the Best Private Bank in Turkey for 2008 considering its superior performance in assets under management, profitability, network and service quality

Highly liquid securities portfolio



Composition of securities
TRY 17.9bn
USD 5.7bn
62%
38%
72%
28%
Fixed
Floating
TL
FX

- FX securities portfolio decreased by 21% y-t-d to enhance liquidity
- Duration of TL securities portfolio is 234 days and FX securities 836 days
- Insignificant mark-to-market loss of TRY 55mn for the period

Income statement summary



Income statement summary (September 2008, TRY million)
2,774
837
76
12
696
-841
-1,645
-363
1,547
NII
Net fees income
Net trading income
Dividend income
Other income
Provisions
Operating expense
Tax
Net income

Balance sheet highlights

Consolidated (TRY mn,)	2007	3Q08	Shares (%) 2007	Shares (%) 3Q08	Change (%)
TOTAL ASSETS	**72,103**	**88,228**			**22**
Cash and Due from Banks	4,335	11,485	6	13	165
Securities	25,878	25,073	36	28	(3)
Loans	39,882	49,459	55	56	24
TOTAL LIABILITIES	**61,471**	**77,000**			**25**
Deposits	43,635	52,414	61	59	20
Funds Borrowed	9,491	12,256	13	14	29
TOTAL EQUITY	**10,632**	**11,228**	15	13	6

Income statement highlights

Consolidated (TRY mn,)	3Q07	3Q08	Change (%)
Interest Income	6,437	7,356	14
Interest Expense	(4,014)	(4,582)	14
Net Interest Income	**2,422**	**2,774**	**15**
FX Gain (Loss), Net	120	173	44
Provision for Loan Losses	(440)	(683)	55
Net Interest Income after FX, Income/Loss & NPL Prov.	**2,102**	**2,264**	**8**
Fees and Commissions (Net)	719	837	17
Profit on Trading Securities (Net)	4	(97)	-
Operating Profit	**3,752**	**4,396**	**17**
Operating Expenses	(1,282)	(1,645)	28
Income Before Tax	**1,965**	**1,910**	**-3**
Tax	(349)	(363)	4
Net Income	**1,616**	**1,547**	**0.1***

* Excluding tax credit and penalties of net TRY 211mn for 3Q08 and TRY281mn for 3Q07

Balance sheet highlights in USD

Consolidated (USD mn.*)	2007	3Q08	Shares (%) 2007	Shares (%) 3Q08
TOTAL ASSETS	**62,195**	**70,866**		
Cash and Due from Banks	3,739	9,225	6	13
Securities	22,322	20,139	36	28
Loans	34,402	39,726	55	56
TOTAL LIABILITIES	**53,024**	**61,847**		
Deposits	37,639	42,100	61	59
Funds Borrowed	8,187	9, 844	13	14
TOTAL EQUITY	**9,171**	**9,019**	15	13

** Figures are stated with exchange rates effective at respective dates*

Income statement highlights in USD

Consolidated (USD mn,*)	3Q07	3Q08
Interest Income	5,342	5,908
Interest Expense	(3,332)	(3,680)
Net Interest Income	**2,011**	**2,228**
FX Gain (Loss), Net	100	139
Provision for Loan Losses	(365)	(548)
Net Interest Income after FX, Income/Loss & NPL Prov.	**1,746**	**1,819**
Fees and Commissions (Net)	597	673
Profit on Trading Securities (Net)	4	(78)
Operating Profit	**3,114**	**3,531**
Operating Expenses	(1,064)	(1,322)
Income Before Tax	**1,631**	**1,534**
Tax	(290)	(292)
Net Income	**1,341**	**1,242**

Movements of 'specific debt provisions' and 'general provisions'

Consolidated (TRY mn.)	Specific Debt Provisions	General Provisions	Total
Balance at the beginning of period, 1 January 2008	**1,008**	**294**	**1,302**
Net provision charges in current period	682	139	821
Collections of previous years' provisions (-)	(159)	-	(159)
Write-offs (-)	(690)	-	(690)
Balance at the end of period, 30 September 2008	**841**	**433**	**1,274**

Disclaimer Statement

END